DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

(212) 250-5883

March 29, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PowerShares DB US Dollar Index Trust on its own behalf and with respect to PowerShares DB US Dollar Index Bearish Fund (the “Trust”) has made disclosure pursuant to those provisions in Amendment No. 1 on Form 10-K/A which was filed with the Securities Exchange Commission on March 29, 2013 to its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities Exchange Commission on February 25, 2013. The Trust made such disclosure based on information provided by our affiliate, Deutsche Bank AG, and not because of any conduct by the Trust.

PowerShares DB US Dollar Index Trust on its own behalf and with respect to PowerShares DB US Dollar Index Bearish Fund
DB COMMODITY SERVICES LLC, as Managing Owner of the Trust
By:	/s/ MARTIN KREMENSTEIN
Name:	Martin Kremenstein
Title:	Chief Executive Officer

By:	/s/ MICHAEL GILLIGAN
Name:	Michael Gilligan
Title:	Chief Financial Officer